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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*

                              Amtech Corporation
         ------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per Share
         ------------------------------------------------------------
                          (Title of Class of Securities)

                                  032329 10 4
         ------------------------------------------------------------
                                 (CUSIP Number)

         Norman L. Roberts, Senior Vice President and General Counsel
                                   UNOVA, Inc.
          360 North Crescent Drive, Beverly Hills, California 90210;
                                 (310) 888-2700
         ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   June 11, 1998
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  6  Pages
                                        ---


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CUSIP No. 032329 10 4                   13D               Page  2  of  6  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person
                 UNOVA, INC.
                 IRS IDENTIFICATION NO. 95-4647021
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
                 N/A
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                 N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                 DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                     -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                        -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                        -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                        -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                        -0-
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                        -0-
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                        HC
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  6  Pages
                                                               ---    ---


                                  AMENDMENT NO. 2 TO

                                     SCHEDULE 13D

                                   relating to the

                        Common Stock, $.01 par value per Share

                                          of

                                  Amtech Corporation

     The information previously reported in UNOVA's Schedule 13D, dated November 3, 1997, as amended and supplemented by Amendment No. 1 thereto dated April 17, 1998 (as so amended and supplemented, such filing is hereinafter referred to as the "UNOVA 13D") is hereby further amended and supplemented with the following information. Terms used herein and not otherwise defined have the meanings given to such terms in the UNOVA 13D.


Item 4.   PURPOSE OF TRANSACTION

     As previously reported in the UNOVA 13D, UNOVA purchased the Shares to induce the Company to negotiate a research and development alliance with UNOVA for the purpose of developing and marketing radio frequency identification ("RFID") technology. In March 1998, UNOVA disclosed that it and the Company had been unable to agree on the structure of a proposed product development alliance and were exploring other mutually agreeable means to complete the RFID development.

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                                                          Page  4  of  6  Pages
                                                               ---    ---

     On April 9, 1998, UNOVA and the Company announced they had signed a letter of intent with respect to the proposed purchase by UNOVA or one of its subsidiaries of the Company's RFID business unit known as the Transportation Systems Group. On June 11, 1998, UNOVA and two of its subsidiaries, on the one hand, and Amtech and one of its subsidiaries on the other hand, entered into a definitive Purchase and Sale Agreement ("the "Purchase and Sale Agreement"), pursuant to which certain subsidiaries of UNOVA agreed to purchase the assets or stock of certain subsidiaries of the Company constituting the Transportation Systems Group. The transaction was consummated on June 11, 1998.

     As the estimated purchase price for the Transportation Systems Group, which is subject to adjustment, UNOVA paid, or caused to be paid, to the Company or a subsidiary of the Company cash in the amount of $20,100,000, and UNOVA transferred and assigned to the Company the 2,211,900 shares of the Common Stock of the Company then owned by UNOVA. As a result of this transaction, UNOVA presently owns no Shares and has no right to acquire Shares.

     Upon transfer of the Shares, UNOVA ceased to have the rights granted under the Agreement, including the right to designate a nominee for election to the Company's Board of Directors. However the Company's designee then serving on the Company's Board, Michael E. Keane, agreed to continue as a director of the Company but not as a designee of UNOVA.

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                                                          Page  5  of  6  Pages
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     The Company has agreed, within ten business days following the purchase and sale of the Transportation Systems Group, to adopt a fictitious name that does not include "Amtech" or any derivative thereof.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the UNOVA 13D is hereby amended and supplemented to reflect the information set forth above with respect to the transactions provided for in the Purchase and Sale Agreement.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 4 - Purchase and Sale Agreement between UNOVA, Inc., Intermec Technologies Corporation and Intermec Technologies S.A. on the one part and Amtech Corporation and Amtech International S.A. on the other part dated June 11, 1998.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

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                                                          Page  6  of  6  Pages
                                                               ---    ---


                                             UNOVA, INC.

                                             By:  /s/ Michael E. Keane
                                                 ----------------------------
                                                  Michael E. Keane
                                                  Senior Vice President and
                                                  Chief Financial Officer

Dated:  June 19, 1998